Seiden Wayne LLC ATTORNEYS AT LAW	HERON TOWER 70 EAST 55TH STREET NEW YORK, NEW YORK 10022 (212) 446-5000 TELECOPIER (212) 446-5055
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John P. Reilly
DIRECT DIAL: (973) 491 - 3354
DIRECT FAX: (973) 491 - 3492
E-MAIL: JPR@SEIDENWAYNE.COM
October 22, 2007

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop: 6010

Re:	Acura Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed on October 1, 2007 File Number 333-146416

Dear Mr. Riedler:

On behalf of Acura Pharmaceuticals, Inc. (the Company”), I am writing to respond to your letter to Andrew D. Reddick’s attention dated October 10, 2007 (the “Comment Letter”) relating to the S-3 registration statement (the “Registration Statement”) filed by the Company on October 1, 2007.

Set forth below are responses to specific comments made in the Comment Letter:

Comment 1.

Given the nature and size of this offering, the offering appears to be a primary offering. Please provide us your analysis as to why you believe this is a valid secondary offering that can be made on a shelf basis under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling stockholders and the percentage of the overall offering made by each stockholder;

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

•	The date on which and the manner in which each selling stockholder received the shares;

•	The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

•	Any relationships among the selling stockholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

See also section D.29. of our Telephone Interpretations Manual.

Response to Comment 1.

That factors set forth in Comment 1 and two key telephone interpretations, guide our response.

Staff Interpretations

Telephone Interpretation H.20. In the Manual of Publicly Available Telephone Interpretations, Telephone Interpretation 20 of Section H, the staff states that secondary sales may be made by an affiliate under Form S-3 General Instruction I.B.3, even where an affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis.

Telephone Interpretation D.29. Telephone Interpretation 29 of Section D of the Manual of Publicly Available Telephone Interpretations provides that the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

Brief Discussion of Relevant Factors

Below we briefly discuss factors addressed in your comments, as well as the staff’s interpretative guidance. These factors are then expounded upon in detail in the discussion that follows.

Circumstances Under Which Selling Stockholders Received Shares. Of the 384,099,399 shares covered by the Registration Statement, less than one-third - 118,259,235 of such shares (including shares underlying warrants) - were acquired in a private placement pursuant to a securities purchase agreement dated as of August 20, 2007 (the “PIPE Transaction”). In the PIPE Transaction, the Company issued 23,651,847 units at a price of $1.08 per unit, with each unit consisting of four shares of common stock and a warrant exercisable for seven years to purchase an additional share of common stock with an exercise price of $0.34 per share. Of the 118,259,235 shares underlying units issued by the Company in the PIPE Transaction, 89,324,070 (75.5%) were acquired by affiliates of the Company and of those only 41,666,665 shares (46.7% of the shares issued to affiliates) were acquired for cash, with the remaining 47,657,405 shares (53.3% of the shares issued to affiliates) acquired on the PIPE Transaction terms pursuant to pre-existing conversion rights under outstanding bridge loans. The terms of the PIPE Transaction were approved by an independent committee of directors and represented the best financing terms available to the Company after substantial and sustained capital raising efforts. The remaining 265,840,164 shares of common stock (including shares underlying warrants) covered by the Registration Statements (representing 69.2% of the shares sought to be registered under the Registration Statement) were acquired by affiliate selling stockholders from the Company in previous private placement transactions - the overwhelming majority of such shares being attributable to private placements occurring during the period 1998 through 2004 - and are included in the prospectus pursuant to the exercise of pre-existing piggyback registration rights with respect to such shares.

How Long Selling Stockholders Have Held the Shares. As will be demonstrated below, all but 41,666,665 of the shares being offered by affiliates relate to investments made by such affiliates prior to PIPE Transaction, and the vast majority of those shares relate to investments made during the period 1998-2004. As a result, taken as a whole we believe the shares being offered by affiliates have largely come to rest.

Whether Selling Stockholders are in the Business of Buying and Selling Securities. In addition, none of the affiliate selling stockholders is in the business of buying and selling securities or underwriting securities.1  This is another factor which weighs heavily against the Registration Statement relating to a primary offering. Two of the non-affiliate selling stockholders are persons associated with broker dealers, who invested in the PIPE Transaction for their personal accounts. Such non-affiliate selling stockholders and all other selling stockholders, represented that the units purchased in the PIPE Transaction were acquired for investment and without a view or intent toward distribution.

1 While each affiliate selling stockholder is an institutional investor, and is thus generally in the business of investing in companies (usually in “private” early stage companies), the Company does not believe that this meets the standard for being “in the business of buying and selling securities” for these purposes.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

Number of Shares Being Offered. While we are seeking registration of a relatively large number of shares under the Registration Statement, this is primarily because of the affiliates who could have exercised pre-existing registration rights for shares purchased from the Company in private placement transactions dating back to 1998, did not previously do so. Furthermore, while affiliates could have sold such shares under Rule 144, they have not done so.

Below, we describe the general circumstances under which the shares being offered were issued. You will find that this discussion demonstrates that the selling stockholders are not acting as a conduit for the issuer.

Selling Stockholders, Their Affiliate/Non-Affiliate Status and Percentage of Offering

The table below sets forth the percentage of the overall offering being offered by each selling stockholder and whether or not the Company considers a selling stockholder to be an affiliate. As can be seen, the vast majority of shares are being sold by GCE Holdings LLC and other affiliates of the Company and so it is important to focus on the entirety of the circumstances in which such affiliates acquired their shares.

Name of Selling Stockholder	Number of shares being offered	Percentage of Overall Offering by Selling Stockholder	Affiliate
GCE Holdings LLC	345,649,572	90.0%	Yes

Galen Partners III, L.P.	6,006,335	1.6%	Yes
Galen Partners International, III, L.P.	508,597	0.1%	Yes
Galen Employee Fund III, L.P.	26,047	0.0%	Yes
Total Galen	6,540.979	1.7%	Yes

Essex Woodlands Health Ventures Fund V, L.P.	1,706,781	0.4%	Yes

Care Capital Investments II, LP	1,185,567	0.3%	Yes
Care Capital Offshore Investments II, LP	81,335	0.02%	Yes
Total Care	1,266,902	0.3%	Yes

Vivo Ventures Fund VI, L.P.	24,818,180	6.5%	No
Vivo Ventures VI Affiliates Fund, L.P	181,820.05%		No
Total Vivo	25,000,000	6.5%	No

CGM IRA Custodian f/b/o Michael M. Weisbrot	925,925	0.2%	No
Michael Weisbrot and Susan Weisbrot t	694,440	0.2%	No
Total Weisbrot	1,620,365	0.4%	No

Dennis Adams	694,440	0.2%	No
George Boudreau	694,440	0.2%	No
Greg Wood	231,480	0.06%	No
Peter Stieglitz	231,480	0.06%	No
Ian Meierdiercks	231,480	0.06%	No
Blair Johnson	231,480	0.06%	No
Total	384,099,399

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

Affiliates and their Relationship to the Company and Other Selling Stockholders

The affiliates of the Company participating in the offering are Galen Partners III, L.P., Galen Partners International III, L.P., Galen Employee Fund III, L.P., which are affiliated funds (collectively, “Galen”), Care Capital Investments II, LP and Care Capital Offshore Investments II, LP, which are affiliated funds (collectively, “Care”), Essex Woodlands Health Ventures Fund V, L.P. (“Essex”) and GCE Holdings LLC (“GCE”). GCE was formed by Galen, Care and Essex in November 2005. Presently Galen, Care Capital and Essex own approximately 39.8%, 30.6% and 29.6% of GCE, respectively. GCE is a 78% beneficial owner of the Company’s outstanding common stock. GCE has the right to designate four of the seven members of the Company’s Board of Directors. It has currently exercised those rights with respect to three directors. The three designated directors are executives and/or general partners of Galen, Care and Essex. As a result of its large ownership position in the Company we believe GCE controls and hence is an affiliate of the Company. Because of their ownership of GCE, coupled with their individual ownership of shares, and the fact that their representatives sit on the Board of Directors, we believe Galen, Care and Essex are also affiliates of the Company.

While they may be affiliates of the Company, Galen, Care and Essex, together with their investment vehicle GCE, are long standing investors in the Company and have held the Company’s securities for many years. Galen’s initial investment in the Company was completed in 1998. Care’s and Essex’ initial investment in the Company were completed in 2002. In addition, GCE’s cash investment in the PIPE Transaction of $9.0 million represents only 8.8% of the $102.6 million in aggregate cash invested in the Company by GCE, Galen, Care and Essex during the period 1998 - 2007.

How GCE Acquired its Common Stock Being Offered in the Registration Statement

Although GCE is offering for sale a large number of shares, the overwhelming majority of these shares (74.2%) are derived from the conversion of debt and equity securities acquired many years before the PIPE Transaction.

256,325,502 shares of Common Stock Being Offered by GCE Result from Investments made in 1998-2004. In a 2004 recapitalization (the “2004 Recapitalization”), (i) approximately $60.14 million in principal amount and interest on debentures issued to Galen from 1998 to 2004, were converted into preferred stock (the “Galen Convertible Preferred”) which preferred stock was by its terms convertible into common stock (“Convertible Preferred”); (ii) $10.99 million in principal amount and interest on debentures issued to Care from 2002 to 2004 were converted into Convertible Preferred (the “Care Convertible Preferred”); and (iii) $12.1 million in principal amount and interest on debentures issued to Essex from 2002 to 2004 to were converted into Convertible Preferred (the “Essex Convertible Preferred”). In November 2005, Galen, Care, and Essex formed GCE and contributed the Galen Convertible Preferred, the Care Convertible Preferred and the Essex Convertible Preferred to GCE. As the holder of more than 50% of the Company’s outstanding Convertible Preferred and in accordance with its terms, in November 2005 GCE forced conversion (the “Preferred Stock Conversion”), without any additional consideration, of (i) the Galen Convertible Preferred into 110,219,966 shares of common stock; (ii) the Care Convertible Preferred into 69,207,885 shares of common stock; and (iii) the Essex Convertible Preferred into 76,897,651 shares of common stock (the common stock issued under clauses (i), (ii) and (iii) above, are referred to as the “GCE 1998-2004 Common Stock”). Since 2004, these shares were subject to both demand and piggyback registration rights by Galen, Care and Essex and then by GCE, however these registration rights were never exercised. Since the debentures initially issued by Galen, Care and Essex were by their terms convertible into common stock (even before the 2004 Recapitalization) the holding periods of the common stock ultimately issuing from the Preferred Stock Conversion (under Rule 144 standards) dates back not just to 2004 - but longer - to the dates of issuance of such debentures.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

The table below summarizes and aggregates the price per share paid for the GCE 1998-2004 Common Stock.

Type of Investment[1]	Year(s) of Investment	Amount Invested in US$$	Interest through 8/2004 (in the case of Convertible Debentures)	Total Amount Invested (Sum of Previous Two Columns)	Class of Preferred Stock Into Which Investment Converted in 2004	Number of Shares of Preferred Stock into Which Investment Converted in 2004	Number of Shares of Common into Which Preferred Stock Converted in November 2005	Price Per Share
Convertible Debentures	1998	$21,334,616	$6,871,898	$28,206,514	C-1	48,833,992	48,833,992	$.5776
Convertible Debentures	1999	6,528,907	1,932,079	$8,460,986	C-2	14,118,114	14,118,114	$.5993
Convertible Debentures	2002	25,483,731	2,077,368	$27,561,099	C-3	79,175,807	79,175,807	$.3481
Convertible Debentures	2003	6,600,000	324,306	$6,924,306	B	20,246,506	20,246,506	$.3420
Convertible Debentures	2004	11,956,253	116,461	$12,072,714	A	18,790,217	93,951,084	$.1285
Totals				$83,225,619			256,325,502	$.3247

1 Some convertible debentures were issued with warrants. Investment in some debentures was in the form of a rollover of bridge loans.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

47,657,405 shares of the Common Stock Being Offered by GCE Result from the Conversion of Bridge Loans made to the Company during the period 2005-2007. Galen, Care and Essex have also been the Company’s primary bridge lenders during the past three years, each lending the Company $3,431,333 in bridge loans (for a total of $10,294,000) bearing interest at 10% (the “2005-2007 Bridge Loans”).

The 2005-2007 Bridge Loans initially became convertible into common stock on August 16, 2006. The conversion terms were amended in November 2006 and again in March 31, 2007. The convertibility provisions in effect at March 31, 2007 (substantially the same ones in effect at the time of the PIPE Transaction) allowed the bridge lenders to convert the bridge loans into the same securities and on the same terms as applicable to non-affiliated investors in an equity financing in which non-affiliated investors invested at least $5 million. These conversion terms had been introduced and amended in connection with the extension of the maturity of the bridge loans (i.e. from December 1, 2006 to March 31, 2007 and then from March 31, 2007 to September 30, 2007) and the advancement of additional bridge loans.

Immediately prior to the PIPE Transaction, Galen, Care and Essex contributed their respective shares of the 2005-2007 Bridge Loans in the aggregate principal amount of $10.294 million (without accrued interest) to GCE. GCE then converted such bridge loans according to their terms, and for no additional consideration, into units in the PIPE Transaction, representing 38,125,924 shares of common stock and warrants to purchase 9,531,481 shares of common stock (the “GCE Bridge Loan Common Stock”).

While the GCE Bridge Loan Common Stock was issued in connection with the PIPE Transaction, the Bridge Loan conversion rights date back to August 2006 (as amended), approximately one year prior to the completion of the PIPE Transaction. The terms of the PIPE Transaction were used only to determine the number of units into which GCE’s 2005-2007 Bridge Loans were converted.

41,666,665 shares of the Common Stock Being Offered by GCE were acquired for cash in the PIPE Transaction. GCE invested $9 million of cash in the PIPE Transaction and acquired 8,333,333 units, representing 33,333,332 shares of common stock and warrants to purchase 8,333,333 shares of common stock.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

Summary of Shares Held by GCE

The following table summarizes the shares in the Company held by GCE and proposed to be included in the Offering:

Source of Shares	Time of Initial Investment	Number of Shares(%)
)Convertible Debentures	1998-2004	256,325,502 (74.2%)
Conversion of 2005-2007 Bridge Loans in PIPE Transaction	2005-2007	47,657,405 (13.8%)
Investment of $9 Million in PIPE Transaction	August 2007	41,666,665 (12.1%)
Total		345,649,572

How Galen Acquired Its Shares Being Offered in the Registration Statement

The shares being offered by Galen were acquired as follows:

Galen was paid interest on debentures issued in 1998 and 1999 in common stock. As a result from 1998 to 1999, it received 374,290 shares in satisfaction of interest payments under debentures issued in 1998 and 1999.

For quarters ending March 31, 2004 to June 30, 2007, Galen was paid quarterly interest on a the Company’s note in the principal amount of $5 million issued in December, 2002 (the “5MM Note”). The $5MM Note was purchased from Watson Pharmaceuticals, Inc. by selling stockholders Galen, Care, Essex, Michael and Susan Weisbrot, Peter Stieglitz, George Boudreau, Dennis Adams and others. The common stock was issued at the 20 day average of the bid and asked prices of the Company’s common stock on the OTCBB preceding the last day of the applicable quarter. As a result, Galen received 1,068,391 shares in satisfaction of interest payments under the $5 MM Note.

For quarters ending September 30, 2006 to June 30, 2007 interest on the 2005- 2007 Bridge Loans was paid in common stock based on the 5 day average of the bid and asked prices of the Company’s common stock on the OTCBB preceding the last day of the applicable quarter. As a result, Galen received 293,281 shares in satisfaction of interest payments under the 2005-2007 Bridge Loans.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

In connection with convertible debentures issued in 1998, 1999 and 2002, financing commitments and the various bridge loans, the Company issued the following warrants to Galen. The shares underlying these warrants are included in the common stock being offered by Galen under the Registration Statement.

Year Warrants Issued	Exercise Price	Number of Shares Underlying Warrants
2001	.99	466,663
2002	.34	4,085,441
2003	0.1285	150,000
Total		4,702,104

In addition, Galen acquired 102,914 shares upon exercise of warrants issued in 1998 through 2000. These warrant exercises occurred from March 7, 2006 through February 28, 2007 at exercise prices ranging from $0.48 to $.65. During that time period the last sale prices of the Company’s common stock ranged from $0.53 to $1.00 per share, with an average last sale price of $0.73.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

Summary of Shares held by Galen

The following table summarizes the shares of the Company held by Galen and proposed to be included in the offering:

Source of Shares	When Shares Were Acquired	Price per Share/Exercise Price	Number of Shares(%)
Interest on 1998 and 1999 Debentures	1998-1999	average of closing prices for days preceding interest payment date	374,230 (5.7%)

Interest on $5MM Note	For quarters ended March 31, 2004 to June 30, 2007 paid quarterly	average of closing bid and asked prices on the OTCBB for the twenty trading days immediately preceding the due date of interest	1,068,391 (16.3%)

Interest on Bridge Notes	For quarters ended September 30, 2006 to June 30, 2007 paid quarterly	average of closing bid and asked prices on the OTCBB for the five trading days immediately preceding the due date of interest	293,281 (4.5%)

Warrants issued from 1998 to 2000 exercised on cashless basis from March 7, 2006 through February 28, 2007	March 7, 2006 through February 28, 2007 through cashless exercise	$0.48 - $0.65	102,914 (1.6%)

Unexercised Warrants Issued from May 15, 2001 through May 5, 2002	Not Yet Exercised	$.1285 - $0.99 - See Table Above	4,702,104 (71.9%)
Total			6,540,290

As can be seen from the above table, 71.9% of the shares representing Galen’s direct holdings in the Company are issuable under warrants having cashless exercise features (which if so exercised, would allow the holding period under Rule 144 to begin upon the acquisition of such warrants). The balance of the shares being offered by Galen in the Registration Statement were acquired based on the average OTCBB price of the Company’s common stock for a period preceding issuance of such shares.

How Care Acquired Its Shares Being Offered in the Registration Statement

For the quarter ended March 31, 2006 through the quarter ended June 30, 2007, Care was paid quarterly interest on the $5MM Note in common stock. The common stock was issued at the 20 day average of the bid and asked prices of the Company’s common stock on the OTCBB preceding the last day of the applicable quarter. Care received 823,325 shares in satisfaction interest payments under the $5MM Note.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

For the quarter ended September 30, 2006 through the quarter ended June 30, 2007 interest on the 2005-2007 Bridge Loans was paid in common stock based on the 5 day average of the bid and asked prices of the Company’s common stock on the OTCBB preceding the last day of the applicable quarter. Care received 293,578 shares in satisfaction of interest under the 2005-2007 Bridge Loans.

In addition Care received a warrant exercisable into 150,000 shares in 2003 (cashless exercise permitted) for a financing commitment made to the Company. Such warrant is currently exercisable at an exercise price of $.1285.

Summary of Shares Held by Care

The following table summarizes the shares of the Company held by Care and proposed to be included in the offering:

Source of Shares	When Shares Were Acquired	Price per Share/Exercise Price	Number of Shares(%)
Interest on $5MM Note	For quarters ending from March 31, 2004 to June 30, 2007 paid quarterly	average of closing bid and asked prices on the OTCBB for the twenty trading days immediately preceding the due date of interest	823,325(65.0%)

Interest on Bridge Notes	For quarters ending from September 30, 2006 to June 30, 2007 paid quarterly	average of closing bid and asked prices on the OTCBB for the five trading days immediately preceding the due date of interest	293,578(23.2%)

Unexercised Warrants Issued in 2003	Not Yet Exercised	$.1285	150,000(11.8%)
Total			1,266,903

As can be seen from the above table, the majority of Care’s shares were acquired based on an undiscounted OTCBB price. Most of the interest shares were acquired long before the completion of the PIPE Transaction and the warrants, which may be exercised in cashless fashion, were acquired in 2003.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

How Essex Acquired Its Shares Being Offered in the Registration Statement

For the quarter ended March 31, 2006 through the quarter ended June 30, 2007, Essex was paid quarterly interest on the $5MM Note in common stock. The common stock was issued at the 20 day average of the bid and asked prices of the Company’s common stock on the OTCBB preceding the last day of the applicable quarter. Essex received 1,068,388 shares in satisfaction of interest payments under the $5MM Note.

For the quarter ended September 30, 2006 through the quarter ended June 30, 2007 interest on the 2005-2007 Bridge Loans was paid in common stock based on the 5 day average of the bid and asked prices of the Company’s common stock on the OTCBB preceding the last day of the applicable quarter. Essex received 293,393 shares in satisfaction of interest payments under the 2005-2007 Bridge Loans.

In addition, Essex received a warrant exercisable into 345,000 shares in 2003 (cashless exercise permitted) for a financing commitment made to the Company. Such warrant is currently exercisable at an exercise price of $.1285.

Summary of Shares held by Essex

The following table summarizes the shares of the Company held by Essex and proposed to be included in the offering:

Source of Shares	When Shares Were Acquired	Price per Share/Exercise Price	Number of Shares(%)
Interest on $5MM Note	For quarters ending from March 31, 2004 to June 30, 2007 paid quarterly	average of closing bid and asked prices on the OTCBB for the twenty trading days immediately preceding the due date of interest	1,068,388 (62.6%)
Interest on Bridge Notes	For quarters ending from September 30, 2006 to June 30, 2007 paid quarterly	average of closing bid and asked prices on the OTCBB for the five trading days immediately preceding the due date of interest	293,393 (17.2%)
Unexercised Warrants Issued in 2003	Not Yet Exercised	$.1285	345,000 (20.2%)
Total			1,706,781

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

As with Care, virtually all of Essex’s shares were acquired at a price based on the OTCBB price of the Company’s common stock. The warrants, which can be exercised in cashless fashion, were acquired in 2003.

Non-Affiliates

All shares being offered by non-affiliate selling stockholders were acquired in the PIPE Transaction. Each non-affiliate selling stockholder purchased units of the Company at a price of $1.08 per unit. Each unit consisted of four shares of common stock along with a seven year warrant to purchase one additional share at an exercise price of $0.34. Except as noted below with respect to Vivo Ventures Fund VI, LP and Vivo Ventures VI Affiliates Fund, L.P, and the Michael and Susan Weisbrot and the CGM IRA Custodian f/b/o Michael M. Weisbrot, the Company believes that there are no relationships between any non-affilate selling stockholders and any other affiliate or non-affiliate selling stockholder. The relationships between the non-affiliate selling stockholders and the Company are described below. Other than Vivo, no non-affiliate selling stockholder owns more than 1.3% of the Company’s outstanding stock. Other than as described below no non-affiliate selling stockholder is an entity engaged in the business of being a broker dealer.

Vivo. Vivo Ventures Fund VI, L.P. and Vivo Ventures VI Affiliates Fund, L.P (collectively, “Vivo”) are affiliated funds. Vivo has observer rights at meetings of the Company’s Board of Directors and is entitled to consult with and advise management. The Company is under no obligation to take any such advice. Vivo acquired all of its shares being offered under the Registration Statement in the PIPE Transaction. Vivo owns 5.8% of the Company’s common stock (calculated as per Rule 13d-3). They have no control relationship with the Company and should not be considered an affiliate.

Weisbrots. Michael and Susan Weisbrot invested $150,000 in a bridge loan in November 2005 and such principal amount was converted into units in the PIPE Transaction. CGM IRA Custodian f/b/o Michael M. Weisbrot is Mr. Weisbrot’s Individual Retirement Account (IRA). Such IRA Account invested $200,000 in the PIPE Transaction. Michael Weisbrot frequently sits as an observer at the Company’s Board meetings, but he has no contractual observer rights. Michael and Susan Weisbrot have a small participation in the $5MM Note. They also invested in the Company’s debentures in the years preceding 2004 and his debentures were converted into preferred stock and ultimately into common stock. The Weisbrots are seeking to include in the Registration Statement only the shares acquired in the PIPE Transaction (including the shares underlying warrants). The Weisbrots has no control relationship with the Company and cannot be considered affiliates.

Peter Stieglitz. Peter Stieglitz made a $50,000 investment in the PIPE Transaction. He has a small participation in the $5MM Note. He also invested in the Company’s debentures in the years preceding 2004 and his debentures were converted into preferred stock and ultimately into common stock. Mr. Stieglitz is seeking to include in the Registration Statement only the shares acquired in the PIPE Transaction (including shares underlying warrants).

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

Dennis Adams. Dennis Adams invested $50,000 in a bridge loan in November 2005 and such principal amount was converted into units in the PIPE Transaction. He also invested an additional $100,000 in the PIPE Transaction. Mr. Adams has a small participation in the $5MM Note. He also invested in the Company’s debentures in the years preceding 2004 and his debentures were converted into preferred stock and ultimately into common stock. Mr. Adams is seeking to include in the Registration Statement only the shares acquired in the PIPE Transaction (including the shares underlying warrants).

George Boudreau. George Boudreau invested $50,000 in a bridge loan in November 2005 and such principal amount was converted into units in the PIPE transaction. Mr. Boudreau also invested an additional $100,000 in the PIPE Transaction. He has a small participation in the $5MM Note. He also invested in Company’s debentures in the years preceding 2004 and his debentures were converted into preferred stock and ultimately into common stock. Mr. Boudreau is seeking to include in the Registration Statement only shares acquired in the PIPE Transaction (including shares underlying warrants).

Greg Wood. Greg Wood made a $50,000 investment in the PIPE Transaction. He also invested in Company’s debentures in the years preceding 2004 and his debentures were converted into preferred stock and ultimately into common stock. Mr. Wood is seeking to include in the Registration Statement only the shares acquired in the PIPE Transaction (including shares underlying warrants).

Ian Meierdiercks and Blair Johnson. Messrs. Meierdiercks and Johnson each made a $50,000 investment in the PIPE Transaction. They are both persons associated with members of the NASD. However, they, as other investors in the PIPE Transaction, represented that they purchased the units in the PIPE Transaction for investment and without a view or intent for distribution. Such investors had no prior relationship with the Company and are seeking to include in the Registration Share only the shares acquired in the PIPE Transaction (including shares underlying warrants).

Conclusion

As can be seen from the above, the PIPE Transaction was a small part of the Company’s share issuances. In particular, the shares (and shares underlying warrants) issued for cash in the PIPE Transaction represent only 11.7% of the shares proposed to be offered by the affiliate selling stockholders. As such shares have come to rest, and when viewed in light of Telephone Interpretation H.20, it appears clear that given the extended period over which the affiliate selling stockholders have held the substantial majority of the shares proposed to be included in the Registration Statement, such affiliate selling stockholders should not be viewed as conduits of the Company, nor should the proposed offering be deemed a primary offering.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

Comment 2.

Please provide us an analysis as to whether you meet the requirements to use Form S-3 for a primary offering.

Response to Comment 2.

As set forth below, the Company has met the applicable the requirements set forth in General Instruction I.A. of Form S-3 (the “Registrant Requirements”).

The applicable Registrant Requirements are italicized below and beneath each requirement we describe how the Company is in satisfaction of such requirement.

The registrant is organized under the laws of the United States or any State or Territory or the District of Columbia and has its principal business operations in the United States or its territories.

The Company was incorporated in New York on April 10, 1935.

The registrant has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”) or a class of equity securities registered pursuant to Section 12(g) of the Exchange Act or is required to file reports pursuant to Section 15(d) of the Exchange Act.

The Company’s securities are registered pursuant to Section 12(g) of the Exchange Act.

The registrant: (a) has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar month immediately preceding the filing of the registration statement on this Form; and (b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K. If the registrant has used (during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement) Rule 12b-25(b) (§240.12b-25(b) of this chapter) under the Exchange Act with respect to a report or a portion of a report, that report or portion thereof has actually been filed within the time period prescribed by that rule.

The Company has been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar month immediately preceding the filing of the registration statement on Form S-3 and (b) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

Neither the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.

Neither the Company nor any of its consolidated or unconsolidated subsidiaries have, since December 31, 2006 (the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act): (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.

Electronic filings: In addition to satisfying the foregoing conditions, a registrant subject to the electronic filing requirements of Rule 101 of Regulation S-T (§232.101 of this chapter) shall have filed with the Commission) all required electronic filings, including confirming electronic copies of documents submitted in paper pursuant to a hardship exemption as provided by Rule 201 or Rule 202(d) of Regulation S-T.

The Company has made all required electronic filings.

The Company meets the transaction requirements for use of a Form S-3 for a primary offering in General Instruction I.B (The “Transaction Requirements”), as set forth below.

The applicable requirement is that:

Primary Offerings by Certain Registrants. Securities to be offered for cash by or on behalf of a registrant, or outstanding securities to be offered for cash for the account of any person other than the registrant, including securities acquired by standby underwriters in connection with the call or redemption by the registrant of warrants or a class of convertible securities; provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

On September 27, 2007. a date within 60 days prior to the October 1, 2007 filing date of the Registration Statement, the Company had issued and outstanding 426,756,493 shares of common stock of which, 94,282,857 shares of were held by non-affiliates. Based on the last reported sale price on the OTC Bulletin Board on September 27, 2007, of $1.72, the aggregate market value of the common stock held by non-affiliates is $162,166,514. As the market value exceeds $ 75,000,000, the Company meets the Transaction Requirement.

As a result of meeting the float test, the Company is eligible to use Form S-3 for secondary offerings, as well as primary offerings, pursuant to Telephone Interpretation H.56 of the SEC’s Manual of Publicly Available Telephone Interpretations, which provides that:

 Issuers meeting the float test in General Instruction I.B.1 of Form S-3 may make secondary offerings on Form S-3, even though the securities to be issued are not listed on a national securities exchange or quoted on an automated quotation system of a national securities association, as required by General Instruction I.B.3.

As we believe this offering is properly characterized as a secondary offering, we believe we are eligible to use Form S-3.

Comment 3.

Please note that if this is a primary offering and you are not eligible to use Form S-3 for a primary offering, you will not be able to use Rule 415 to conduct this offering on a shelf basis. A primary offering may be made on a delayed, episodic, or "at-the-market" basis only if it is eligible to be registered as a primary offering on Form S-3. See Rule 415(a)(1)(x).

Response to Comment 3.

As set forth above, the Company is eligible to use Form S-3 for a primary offering.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 22, 2007

We look forward to discussing any questions or comments you may have on this letter and to the finalizing the Registration Statement for effectiveness. Please contact me at (973) 491-3354 or my colleague Stanley Brener at (973) 491-3367.

Sincerely,

/s/ John Reilly
John Reilly

JPR/rc

cc:	Sonia Barros
Andrew Reddick, President and CEO Peter Clemens, Senior Vice President and CFO